MAG Silver Corp.
May 5, 2008
For Immediate Release
N/R #08-09

MAG SILVER INTERSECTS SILVER / LEAD / ZINC
OVER WIDE ZONE AT BATOPILAS

61.2 metres grading 20.5 grams per tonne (g/t) silver, 0.66% lead and 0.84% zinc.

Vancouver, B.C…MAG Silver Corp. (TSX: MAG; AMEX: MVG) announces that its 2008 exploration program on it’s 100% owned Batopilas Native Silver District has encountered a broad zone of silver/lead and zinc mineralization in Hole BA08-21 located in the Animas area. The zone starts immediately beneath the casing at 9.02 metres down hole and extends to 70.87 metres for a total core length of 61.2 metres grading 20.5 g/t silver, 0.66% lead and 0.84% zinc.

This broad anomalous mineralized zone is hosted in sedimentary rocks lying above a quartz-monzonite dike and includes three separate zones containing significant values.  The best is 3.84 metres of 90.4 g/t silver, 2.65% lead and 3.03% zinc.  Another intercept reports as 4.91 metres grading 35.9 g/t silver, 0.75% lead and 2.07% zinc.  Near the top of the hole there is 5.11 metres grading 44.3 g/t silver, 2.02% lead and 1.86% zinc. Not enough information is available to estimate true thickness of the zone. Details are shown in the table below. Drilling is continuing in this area.

Hole	From	To	Interval	Silver	Silver	Lead	Zinc
Number	metres	metres	metres	grams	ounces	%	%
BA08-21	9.02	70.87	61.2	20.5	0.6	0.66	0.84
including	9.02	14.14	5.11	44.3	1.3	2.02	1.86
Including	48.58	52.42	3.84	90.4	2.6	2.65	3.03
Including	54.84	59.75	4.91	35.9	1.1	0.75	2.07
Combined	48.58	59.75	11.17	48.5	1.4	1.28	2.10

Diagrams can be viewed at www.magsilver.com.

In addition to the Animas Hole reported above drill holes have also been completed at the Escondido, and Santo Domingo targets. Assay results are pending.

“We are extremely pleased with the both the extent and the tenor of this new zone. This is another target type different from the vein targets that produced 300 million ounces.  It is a confirmation of our exploration model and takes us one step closer to understanding the true nature and potential of Batopilas” said Dan MacInnis, President and CEO of MAG. “Tracing this mineralization to where we believe it is in proximity to both the intrusive center and major structures cutting the more prospective stratigraphy is very exciting and presents a very high priority target for MAG. Road construction will begin shortly and should allow us access to the central area later this year”

Details
The mineralization reported here is the first intersection of widespread silver-lead-zinc mineralization at Batopilas.   The zone lies south of MAG’s 2007 Animas area drilling in an area surface mapping identified as an altered and fractured zone with vent-like characteristics. Continuous horizontal channel sampling along the drill road behind the BA08-21 drill station crossed a portion of this same “vent” area and returned values ranging from 8 to 247 g/t silver along with highly anomalous lead and zinc over a length of 45 metres.  Both the road -cut and drill intercepts occur within the middle Roncesvalles sedimentary member of the Batopilas Formation above a quartz-monzonite dike.  Mineralization and alteration alike show (retrograde?) skarn characteristics that increase towards this dike. The full extent of this “vent” zone is unknown but a series of holes are in progress to aid in determining its orientation, size, and extent of mineralization.   These holes will target the vent in the underlying Minas Member andesites where mineralization is typically better developed.

The quartz monzonite dike is an isolated body that projects towards the radial dike and vein “hub” centred to the south of Animas Ridge.  A variety of dikes radiate outward from this central hub which is coincident with the intersection of the previously mined Roncesvalles and Pastrana vein sets. The radial pattern, the dikes and vein swarm strongly suggests that there is an important intrusive-mineralization centre emerging as an important exploration target. This zone will be a major focus for drilling once the summer rainy season has passed.

Recent geologic work has led to a new district exploration model which combines mineralization sources and structural and stratigraphic influences on silver ore formation.  This model immediately opens two major avenues for exploration: a) Seeking previously unconsidered mineralization styles such as broader scale silver-lead-zinc mineralization in and around the intrusive dikes and their source stock. b) Targeting the historic high-grade native silver vein mineralization in specific stratigraphic units where vein openings should be widest.  This suggests drilling beneath any historic workings hosted in the sedimentary units.  A more detailed and technical explanation is provides on MAG’s website.

About Batopilas
Batopilas, a large 4,500 hectare property, is owned 100% by MAG. As a unique “native” silver district, Batopilas silver is associated with calcite veining and shows extraordinary grades approaching 50 opt of silver. The district produced almost 300 million ounces until the Mexican Revolution in 1912 disrupted production from which the district never recovered. MAG’s control of 94% of this unique and high grade district is the first consolidation of the district’s silver mines (over 70 in total) and the first modern exploration program to be conducted in over 93 years.

QA/QC Procedures: The Company has implemented a quality control program to ensure best practices in sampling and analysis of the core samples. The core is first logged then split in half during the sampling process with the remaining half being retained for verification and reference purposes. Duplicates, standards and blanks are inserted randomly into the sample stream. The samples are delivered directly in security sealed bags to ALS-Chemex Laboratories preparation facility in either Chihuahua, Chihuahua or Hermosillo, Sonora (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis by ICP techniques. Metallic screen fire analyses for silver are also regularly run as an additional QA/QC check.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is a vendor of one project, other than Juanicipio, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

About MAG Silver Corp. ( www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner Peñoles are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on AMEX under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp. contact Gordon Neal, VP Corp. Development

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither The Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments that MAG expects, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html .